SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. ___)

                        RETURN ON INVESTMENT CORPORATION
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                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
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                         (Title of Class of Securities)

                                    761307107
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                                 (CUSIP Number)

                               MR. AROL R. WOLFORD
                 PRESIDENT, CHIEF EXECUTIVE OFFICER AND DIRECTOR
                        RETURN ON INVESTMENT CORPORATION
                       1825 BARRETT LAKES BLVD., SUITE 260
                             KENNESAW, GEORGIA 30144
                            TELEPHONE: (770) 517-4750

                                   Copies to:
                            GABRIEL DUMITRESCU, ESQ.
                            MATTHEW S. MORRISON, ESQ.
                     POWELL, GOLDSTEIN, FRAZER & MURPHY LLP
                     191 PEACHTREE STREET, N.E., SUITE 1600
                             ATLANTA, GEORGIA 30303
                            TELEPHONE: (404) 572-6600
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 January 2, 2004
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             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [ ].

                         (Continued on following pages)

                               (Page 1 of 6 Pages)
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CUSIP NO. 761307107                    13D                     PAGE 2 OF 6 PAGES
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1    NAME OF REPORTING PERSONS: AROL R. WOLFORD

     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): NOT APPLICABLE
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a)  [ ]

                                                                 (b)  [X]
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3    SEC USE ONLY


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4    SOURCE OF FUNDS
     PF

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5    CHECK BOX IF DISCLOSURE OF LEGAL  PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                     [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     CITIZEN OF THE UNITED STATES OF AMERICA

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        NUMBER OF        7    SOLE VOTING POWER
          SHARES              3,445,127 SHARES
       BENEFICIALLY      -------------------------------------------------------
         OWNED BY        8    SHARED VOTING POWER
      EACH REPORTING
        PERSON WITH      -------------------------------------------------------
                         9    SOLE DISPOSITIVE POWER
                              3,445,127 SHARES
                         -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,445,127 SHARES

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [ ]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     27.2%

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14   TYPE OF REPORTING PERSON
     IN

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CUSIP NO. 761307107                    13D                     PAGE 3 OF 6 PAGES
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ITEM 1.   SECURITY AND ISSUER.

     The name of the issuer is Return On Investment Corporation, a Delaware corporation (the "Company"), the address of its principal executive offices is 1825 Barrett Lakes Blvd., Suite 260, Kennesaw, Georgia 30144, and its telephone number is (770) 517-4750. The title of the class of equity securities to which this statement on Schedule 13D (this "Schedule 13D") relates is the common stock of the Company, par value $.01 per share (the "Common Stock").

ITEM 2.   IDENTITY AND BACKGROUND.

     (a) The name of the person filing this Schedule 13D is Arol R. Wolford (the "Reporting Person").

     (a) The Reporting Person's business address is 1825 Barrett Lakes Blvd., Suite 260, Kennesaw, Georgia 30144.

     (b) The Reporting Person serves as President, Chief Executive Officer and Director of the Company.

     (d) - (e): During the past five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has the Reporting Person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  The Reporting Person is a citizen of the United States of America.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     933,456 of the  shares of the Common  Stock  subject to  reporting  on this
Schedule 13D were purchased by the Reporting Person with his personal funds for an aggregate consideration of $1,331,617, 311,671 were issued in connection with the acquisition of BBN Networks, Inc., 750,000 were issued in connection with the acquisition of Construction Yellow Pages, LLC and 1,450,000 were issued in connection with the acquisition of SpecSource.com, Inc. The Reporting Person holds the shares through majority investments in two of the acquired companies as noted in Item 4 below.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person acquired all of the shares of the Company's Common Stock of which he is deemed to be a beneficial owner for investment purposes.

     (a) - (b) In two of the transactions recently entered into by the Company, changes in the beneficial amount held by the Reporting Person will occur when the entities in which the

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CUSIP NO. 761307107                    13D                     PAGE 4 OF 6 PAGES
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         reporting person holds majority  ownership are dissolved and the actual shares are transferred into the Reporting Persons name.

          (i) Acquisition of Construction Yellow Pages. The Company acquired the assets of Construction Yellow Pages LLC ("Yellow Pages") on November 26, 2003. The Reporting Person is the controlling member of Yellow Pages, directly owning approximately 66.8% of its equity. By virtue of the controlling interest by the Reporting Person in Yellow Pages, all 750,000 shares of restricted Common Stock issued by the Company in the name of Yellow Pages, is reported as indirectly owned by the Reporting Person. On the future dissolution of Yellow Pages, and the transfer of the stock into the names of the various individuals, the Reporting Persons actual direct holdings will be reported.

          (ii) Acquisition of SpecSource. The Company acquired the assets of SpecSource.com, Inc. ("SpecSource") on January 2, 2004. The Reporting Person is the controlling shareholder of SpecSource, owning approximately 90.3% of its equity. By virtue of the controlling interest by the Reporting Person in SpecSource, all 1,450,000 shares of restricted Common Stock issued by the Company in the name of SpecSource, is reported as indirectly owned by the Reporting Person. On the future dissolution of SpecSource, and the transfer of the stock into the names of the various individuals, the Reporting Persons actual direct holdings will be reported.

     (c) The Reporting Person has no present plans or proposals which relate to or would result in a purchase, sale or transfer of a material amount of the Company's assets;

     (d) The Reporting Person has no present plans or proposals which relate to or would result in any changes in composition of the Company's present board of directors, senior management, personnel or their compensation;

     (e) The Reporting Person has no present plans or proposals which relate to or would result in any changes in the Company's present capitalization or dividend policy of the Company;

     (f) The Reporting Person has no present plans or proposals which relate to or would result in any other material change in the Company's business or corporate structure;

     (g) The Reporting Person has no present plans or proposals which relate to or would result in changes in the Company's charter, bylaws or other governing instruments which may impede the acquisition or control of the Company by any person;

     (h) The Reporting Person has no present plans or proposals which relate to or would result in causing the Company's Common Stock to be delisted from a national securities exchange;

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CUSIP NO. 761307107                    13D                     PAGE 5 OF 6 PAGES
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     (i) The Reporting  Person has no present plans or proposals which relate to or would result in a class of securities of the company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended.

     (j) The Reporting Person has no present plans or proposals which relate to or would result in any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Reporting Person beneficially owns 3,445,127 shares of the Common Stock of the Company, representing approximately 27.2% of the total outstanding shares of Common Stock.

     (b) The Reporting Person has sole voting and dispositive power with respect to 3,445,127 shares of the Common Stock of the Company.

     (c) (i) Acquisition of Construction Yellow Pages. The Company acquired the assets of Construction Yellow Pages LLC ("Yellow Pages") on November 26, 2003. The Reporting Person is the controlling member of Yellow Pages, directly owning approximately 66.8% of its equity. By virtue of the controlling interest by the Reporting Person in Yellow Pages, all 750,000 shares of restricted Common Stock issued by the Company in the name of Yellow Pages, is reported as indirectly owned by the Reporting Person. On the future dissolution of Yellow Pages, and the transfer of the stock into the names of the various individuals, the Reporting Persons actual direct holdings will be reported.

          (ii) Acquisition of SpecSource. The Company acquired the assets of SpecSource.com, Inc. ("SpecSource") on January 2, 2004. The Reporting Person is the controlling member of SpecSource, directly owning approximately 90.3% of its equity. By virtue of the controlling interest by the Reporting Person in SpecSource, all 1,450,000 shares of restricted Common Stock issued by the Company in the name of SpecSource, is reported as indirectly owned by the Reporting Person. On the future dissolution of SpecSource, and the transfer of the stock into the names of the various individuals, the Reporting Persons actual direct holdings will be reported.

     (d) Not applicable.

     (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The information set forth in response to Items 4(a) and (b) is incorporated herein by reference.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None.

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CUSIP NO. 761307107                    13D                     PAGE 6 OF 6 PAGES
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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


January 15, 2003                        AROL R. WOLFORD

                                        By: /s/ Arol R. Wolford
                                            -----------------------
                                            Arol R. Wolford
                                            President, Chief Executive Officer
                                            and Director

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